Exhibit 99.3

GW Pharmaceuticals Plc R&D Day 14 October 2014

Forward Looking Statements and Disclaimer 2 This presentation contains forward - looking statements. Some of the matters discussed concerning our operations and financial performance include estimates and forward - looking statements within the meaning of the Securities Act and the Exchange Act. These forward - looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward - looking statements. These forward - looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. These statements are based on our current expectations and projections about future events and will be regarded by terminology such as ‘‘believe,’’ ‘‘may,’’ ‘‘will,’’ ‘‘estimate,’’ ‘‘continue,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘expect’’ and similar words are intended to identify estimates and forward - looking statements . Estimates and forward - looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward - looking statement because of new information, future events or other factors, except as required by applicable law. Estimates and forward - looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward - looking statements. Because of these uncertainties, you should not make any investment decision based on these estimates and forward - looking statements. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations. You should read this presentation and the documents that we reference and have filed as exhibits to the Annual Report on Form 20 - F that we have filed with the Securities and Exchange Commission completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward - looking statements by these cautionary statements.

Agenda 3 Topic Speaker Welcome Justin Gover CEO, GW Pharmaceuticals Session 1: Epilepsy Amanda Renz Dravet Syndrome Foundation Dr. Elizabeth Thiele Massachusetts General Hospital Harvard University Dr. Stephen Wright GW Pharmaceuticals Dr. Orrin Devinsky NYU Comprehensive Epilepsy Center NYU School of Medicine Session 2: Pipeline Dr. Vincenzo Di Marzo Institute of Biomolecular Chemistry of the National Research Council, Naples, Italy Dr. Stephen Wright GW Pharmaceuticals Concluding Remarks Dr. Geoffrey Guy Chairman, GW Pharmaceuticals

Guest Presenter Biographies

Amanda Renz

Amanda Renz is a founding member of Dravet Syndrome Foundation, Inc and currently serves as Board Secretary. Amanda holds a Bachelor's in Music Education and a Master's in Middle Level Education, but has been out of the classroom since 2008 when the demanding needs of her oldest daughter coincided with the birth of her second daughter. Currently, Amanda resides in West Haven, CT with her husband Chris and their three amazing daughters; Molly, Kennedy and Zoey. In addition to her daily mom adventures and her DSF duties, Amanda also teaches the music portions of a Special Needs Adaptive Musical Theater Class, which her daughter attends, and is a regular contributor to the blog: Smart Apps for Special Needs. Amanda likes coffee.

Dr. Elizabeth A. Thiele

Dr. Thiele is a neurologist and epileptologist at Massachusetts General Hospital. She received her medical education at Johns Hopkins University School of Medicine, and post-graduate training at the Johns Hopkins Hospital and Children's Hospital in Boston. She established and directs the Herscot Center for Tuberous Sclerosis Complex, and is Director of the Pediatric Epilepsy Service at Massachusetts General Hospital. She is also a professor of neurology at Harvard Medical School. Dr. Thiele's research and clinical interests focus on epilepsy treatments, including dietary treatment, and multiple aspects of the clinical management of tuberous sclerosis, including epilepsy management, genotype-phenotype correlation in TSC, and neuropsychological aspects of TSC.

Dr. Orrin Devinsky

Dr. Devinsky is professor of Neurology, Neurosurgery, and Psychiatry at NYU School of Medicine. He directs the NYU Comprehensive Epilepsy Center. He received his B.S. and M.S. from Yale University, M.D. from Harvard Medical School and interned at Harvard Beth Israel Hospital. He completed Neurology training at New York Hospital- Cornell Medical Center and his epilepsy fellowship at NIH. Dr. Devinsky's epilepsy research interests include surgical therapy, new devices, medications to treat epilepsy, tuberous sclerosis, sudden death in epilepsy, quality-of-life, and cognitive and behavioral issues in epilepsy. He has published widely in epilepsy and behavioral neurology, with more than 350 articles and chapters and more than 20 books and monographs. He has chaired several committees for the American Epilepsy Society and has served as a board member. He is active in the American Academy of Neurology and the Epilepsy Foundation. He was Co-Editor of Reviews in Neurological Diseases, Epilepsy and Behavior, and founding editor of Epilepsy.com. He serves as a reviewer for more than 30 journals.

Dr. Vincenzo Di Marzo

Dr. Di Marzo is the Director of the Institute of Biomolecular Chemistry of the National Research Council (ICB-CNR) in Pozzuoli, Naples, Italy, coordinator of the Endocannabinoid Research Group, and an Adjunct Associate Professor in the Department of Pharmacology and Toxicology at the Medical College of Virginia at Virginia Commonwealth University in Richmond. Dr. Di Marzo was awarded a ChemD from the University of Naples and a PhD in biochemistry and molecular pharmacology from Imperial College in London. He also completed postdoctoral studies in lipid biochemistry and natural product chemistry at ICB-CNR. Dr. Di Marzo is one of the world's leading cannabinoid scientists, co-author of more than 560 peer-reviewed publications, and in 2010 was recognised as Thompson Reuters 'top scientist of the decade' for pharmacology and toxicology. He has previously served as President of the International Cannabinoid Research Society (ICRS) and is a recipient of ICRS's Mechoulam Award for "outstanding contributions to cannabinoid research."

15 October 2014 4

GW Pharma Overview • World leader in development of plant - derived cannabinoid therapeutics ▪ Proprietary cannabinoid product platform • Commercialized product, Sativex ® ▪ Approved in 27 countries (ex - U.S.) for MS spasticity ▪ U.S. Phase 3 cancer pain trials near completion • Epidiolex ® orphan program in pediatric epilepsy ▪ Development programs in Dravet and Lennox - Gastaut syndromes ▪ Approx. 400 children in FDA authorized “expanded access” program ▪ First placebo - controlled trial due to commence October ‘14 ▪ GW retains global commercial rights • Promising clinical stage cannabinoid product pipeline across range of therapeutic areas 5

Meet Molly • Born 6 weeks early, on November 14, 2005 – but completely healthy • Seizures • Autism • Gait Abnormality and Difficulty • Temperature Regulation and Autonomic Dysfunction • Motor Skills Difficulty • Processing and Planning problems • Anxiety • Sleep trouble and disruption

Dravet syndrome also known as - Severe Myoclonic Epilepsy of Infancy ( SMEI) • Rare and Catastrophic form of intractable epilepsy • Usually begins in the first year of life • Initial seizures often convulsive, associated with fever, and prolonged events • New seizure types emerge in the second year of life • Development remains on track initially, with plateaus and a progressive decline typically beginning in the second year of life. • Individuals with Dravet syndrome face a higher incidence of SUDEP (sudden unexplained death in epilepsy) and have associated conditions, which include: • behavioral and developmental delays • movement and balance issues • orthopedic conditions • delayed language and speech issues • growth and nutrition issues • sleeping difficulties • chronic infections • sensory integration disorders • disruptions of the autonomic nervous system Children with Dravet syndrome do not outgrow this condition and it affects every aspect of their daily lives.

Better treatment is needed . Better treatment is needed. • Without better treatment, individuals with Dravet syndrome and related disorders face a diminished quality of life . • Fear of SUDEP (Sudden Unexplained Death in Epilepsy) is very real and ever present. • The constant care and supervision of an individual with such highly specialized needs is emotionally and financially draining on the family members who care for these individuals . • Unlike approximately 70% of epilepsies, this population has difficult to control seizure, failing drug after drug.

Dravet Syndrome Foundation Non - profit, grass - roots organization started in Connecticut in 2009 Mission - To aggressively raise research funds for Dravet syndrome and related epilepsies - To increase awareness of these catastrophic conditions - To provide support to affected individuals and families We understand: ₋ The ongoing need to fund innovative research ₋ The urgency in finding better treatments ₋ The motivation of our donors to make an impact specifically in the fields of Dravet syndrome and related epilepsies ₋ The importance of transparency and accountability of not only our organization , but the researchers that we fund

We must work together, as at our heart, we all have the same goal – to make a better life for those with these syndromes. We are all connected, working to find better treatments, and one day a CURE! Patient & Patient’s Family Pharmaceutical Teams Non - Profit Awareness and Fundraising Groups Financial Supporters Doctors, Nurses, Therapists, Support Staff

Treatments for Epilepsy: A large unmet need Elizabeth A. Thiele, MD, PhD Director, Pediatric Epilepsy Program Massachusetts General Hospital Professor of Neurology Harvard Medical School

Epilepsy: Definitions • Seizure: disturbance in the electrical activity of the brain • Epilepsy: two of more unprovoked seizures occurring greater than 24 hours apart • Epilepsy is a spectrum of disorders: » Many different types of seizures » Many causes » Many syndromes and types of epilepsy

Epilepsy: Definitions • Medically intractable seizures » Seizures that are not controlled by anticonvulsant medications, or are controlled only by medications that have significant side effects. » 1/3 of children with epilepsy will develop medically intractable epilepsy

Pharmacoresistant Epilepsy 13% 4% 36% 47% Seizure - free with 1st drug Seizure - free with 2nd drug Seizure - free with 3rd or multiple drugs Pharmacoresistant epilepsy Kwan P, Brodie MJ. N Engl J Med. 2000;342:314 - 319. Previously Untreated Epilepsy Patients (n=470)

Anticonvulsant Drug Development: “Old” anticonvulsant medications • 1857 Bromides • 1912 Phenobarbital • 1920’s (Ketogenic Diet) • 1938 Phenytoin • 1950’s ACTH • 1970’s Valproate, carbamazepine

Anticonvulsant Drug Development: “New” FDA approved anticonvulsants • 1993 Felbamate, Gabapentin • 1994 Lamotrigine • 1997 (Vagal Nerve Stimulator) • 1997 Topiramate • 1998 Tiagabine • 2000 Levetiracetam, Oxcarbazepine, Zonisamide • 2005 Pregabalin • 2009 Rufinamide, lacosamide, vigabatrin • 2010 ACTH • 2011 Ezogabine • 2012, 2013 Clobazam, Parampanel, Elsicarbazepine

Treatment of Seizure Types:
Anticonvulsant Drugs, 2014

Primary Generalized			Partial Onset		
Absence	Myoclonic, Atonic, Tonic	Tonic-Clonic	Simple Partial	Complex Partial	Secondary Generalized Tonic-Clonic

Ethosuximide

Benzodiazepines

Carbamazepine, Phenytoin, Phenobarbital, Primidone, Gabapentin, Tiagabine, Pregabalin, Oxcarbazepine, Vigabatrin, Lacosamide, Ezogabine, Parampanel, Elsicarbazepine

Valproate, Felbamate, Lamotrigine, Topiramate, Levetiracetam, Zonisamide, Rufinamide ?Lacosamide, Clobazam, ?Elsicarbazepine

Pharmacoresistant Epilepsy 13% 4% 36% 47% Seizure - free with 1st drug Seizure - free with 2nd drug Seizure - free with 3rd or multiple drugs Pharmacoresistant epilepsy Kwan P, Brodie MJ. N Engl J Med. 2000;342:314 - 319. Previously Untreated Epilepsy Patients (n=470)

MGH Expanded Access IND for Epidiolex • 26 patients enrolled in March 2014 » 25 medically intractable epilepsy » 1 refractory status epilepticus » Ages 3 - 24 years of age • Various etiologies of epilepsy

MGH Epidiolex experience: 13 year old girl with Doose syndrome • Seizure onset at 3 years of age • Pre - Epidiolex (at time of enrollment) » On 4 anticonvulsant medications and vagus nerve stimulator » Previously on 11 other ACD, ketogenic diet, and steroid course » Daily seizure activity, with mixed seizure disorder – 3 - 4 generalized tonic clonic seizures per week – >20 focal seizures per day – Numerous atypical absence and drop seizures

• On Epidiolex » Seizure free for 5 months – Previous “best seizure control” 1 - 2 days » Tolerates Epidiolex well with no apparent side effects » Now tapering other medications MGH Epidiolex experience: 13 year old girl with Doose syndrome

MGH Epidiolex experience: 11 year old girl with TSC • Onset of seizures at 4 mo with infantile spasms • Subsequently developed refractory mixed seizure disorder, global developmental delays • Pre - Epidiolex (at time of enrollment) » On 3 ACD and vagus nerve stimulator » Previously on 12 other ACD » Daily seizure activity, with mixed seizure disorder – 8 - 12 seizures per day – 4 - 6 generalized tonic clonic seizures per week

• On Epidiolex » Seizure frequency unchanged, although seizures less intense » But, significant perceived benefits: – “ much more alert” – “significantly improved eye contact” “much more engaged and responsive ” » Plan to further increase Epidiolex dose after DEA okay MGH Epidiolex experience: 11 year old girl with TSC

• Onset of seizures at 4 years of age » Rare seizure free days since epilepsy onset • Pre - Epidiolex (at time of enrollment) » On 5 ACD, dietary therapy, and with vagus nerve stimulator » Previously on 6 other ACD and ketogenic diet » 10 - 40 seizures per day MGH Epidiolex experience: 20 year old boy with generalized epilepsy

• On Epidiolex » Initial dramatic decrease in seizure activity “seizure free” for several weeks » Subsequent seizure recurrence with longer duration seizures – Thought likely due to medication interactions, so adjustments made » Currently, seizure control again significantly improved MGH Epidiolex experience: 20 year old boy with generalized epilepsy

Treatments for Epilepsy: a large unmet need • Incidence of epilepsy in US per year: ~150,000 new cases • Prevalence of epilepsy in US: ~2.2 million people • Prevalence of epilepsy world wide: > 65 million people IOM report on epilepsy, 2012 • Estimate of prevalence of refractory epilepsy: » US: 730,000 people » Worldwide: 21.7 million people

Epidiolex ® Expanded Access INDs P hysician Reported Treatment Effect Data 14 October 2014 Dr Stephen Wright, R&D Director

Expanded Access Studies 28 Expanded access studies are uncontrolled, carried out by individual investigators, and not typically conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from that in placebo - controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information may not reliably predict data collected via systematic evaluation of the efficacy in company - sponsored clinical trials. Reliance on such information may lead to Phase 2 and 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent GW’s ability to seek approval of Epidiolex . Expanded access programs may provide supportive safety information for regulatory review. Physicians conducting these studies may use Epidiolex in a manner inconsistent with the protocol, including in children with conditions different from those being studied in GW - sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to Epidiolex and may limit GW’s ability to obtain regulatory approval with labeling that GW considers desirable, or at all.

Background and Introduction • Expanded access INDs granted by FDA to individual pediatric epileptologists In response to unmet medical need In children and young adults with range of drug - resistant epilepsies • FDA authorization received to date for approx. 400 children at 17 US hospital sites • Significant body of data being generated Patients treated according to standardized treatment plan All seizure types Use of concomitant meds, blood levels Adverse events 29

Latest Data: Overview • Treatment - resistant children and young adults (mean age 11 years) Epidiolex added to existing meds. Patients on average 3 other AEDs • Patients include extreme and rare forms of epilepsy including several patients with major congenital structural brain abnormalities • Data presented for all 58 patients with at least 12 weeks continuous exposure UCSF: 9 patients: NYU: 26 patients; Boston: 23 patients • 16 week data presented for all 40 patients with 16 week data • Total safety database of 151 patients Total estimated exposure: 50 patient - years 30

-60% -50% -40% -30% -20% -10% 0% Week 4 Week 8 Week 12 Week 16 12 WK Av % Seizure Reduction All Patients (n=58) Median % Reduction in Total Seizures 31 - 40% - 41% - 40% - 51% (n=40) - 36% (n=58) Total Seizures = Convulsive and Non - Convulsive Weeks 1 - 4 Weeks 5 - 8 Weeks 9 - 12 Weeks 13 - 16 12 Wk Aggregate

0% 10% 20% 30% 40% 50% 60% Week 4 Week 8 Week 12 Week 16 12 WK Av % of Patients All Patients (n=58) All Seizures - Responder Analysis 32 41% 48% 43% 55% 40% Patients with at least: 50% Responders 70% Responders 9 0% Responders Seizure Free Total Seizures = Convulsive and Non - Convulsive (n=40) (n=58) Weeks 1 - 4 Weeks 5 - 8 Weeks 9 - 12 Weeks 13 - 16 12 Wk Aggregate

-80% -70% -60% -50% -40% -30% -20% -10% 0% Week 4 Week 8 Week 12 Week 16 12 WK Av % Seizure Reduction Dravet Syndrome Patients (n=12) Median % Reduction in Convulsive Seizures 33 - 72% - 62% - 51% - 56% (n=9) - 56% (n=12) Weeks 1 - 4 Weeks 5 - 8 Weeks 9 - 12 Weeks 13 - 16 12 Wk Aggregate

0% 10% 20% 30% 40% 50% 60% 70% 80% 1 2 3 4 5 % of Patients Dravet Syndrome Patients (n=12) Convulsive Seizures - Responder Analysis 34 58% 67% 58% 56% 58% Patients with at least: 50% Responders 70% Responders 9 0% Responders Seizure Free (n=9) (n=12) Weeks 1 - 4 Weeks 5 - 8 Weeks 9 - 12 Weeks 13 - 16 12 Wk Aggregate

-80% -70% -60% -50% -40% -30% -20% -10% 0% Week 4 Week 8 Week 12 Week 16 12 WK Av % Seizure Reduction All Patients with Atonic (“Drop”) Seizures (n=12) Median % Reduction in Atonic Seizures 35 - 57% - 62% - 52% - 76% (n=10) - 52% (n=12) Weeks 1 - 4 Weeks 5 - 8 Weeks 9 - 12 Weeks 13 - 16 12 Wk Aggregate

0% 10% 20% 30% 40% 50% 60% 70% 80% Week 4 Week 8 Week 12 Week 16 12 WK Av % of Patients All Patients with Atonic (“Drop”) Seizures ( n=12 ) Atonic Seizures - Responder Analysis 36 58% 67% 58% 70% 50% Patients with at least: 50% Responders 70% Responders 9 0% Responders Seizure Free (n=10) (n=12) Weeks 1 - 4 Weeks 5 - 8 Weeks 9 - 12 Weeks 13 - 16 12 Wk Aggregate

Safety Data (151 patients, a pprox. 50 patient years treatment) • Most common AEs – all causes (10% or more of patients) - Somnolence 19% - Fatigue 11% Other AE’s in 5% or more of patients are diarrhea , decreased appetite, convulsion • 2 withdrawals due to AEs • 4 withdrawals due to lack of clinical effect • Serious AEs reported in 26 patients ( incl 2 deaths, one from SUDEP and one from respiratory failure due to aspiration ). None deemed related to Epidiolex 37

Conclusions • New data on additional patients is consistent with previous data on initial 27 patients • Epidiolex treatment is associated with a meaningful reduction in seizure frequency in a high proportion of patients with otherwise drug - resistant epilepsy • The response seen in the first month of treatment is maintained (and possibly increased) with increasing duration of treatment • Seizure freedom is seen in a portion of responders • Patients with Dravet syndrome have shown an encouraging response • Epidiolex treatment is associated with a reduction in drop seizures, the seizure type considered for primary efficacy in LGS trials • Few patients withdrawing from treatment due to side effects or lack of clinical effect 38

Epidiolex® Clinical Observations Professor of Neurology, Neurosurgery, and Psychiatry, NYU School of Medicine Director, NYU Comprehensive Epilepsy Center Dr. Orrin Devinsky

Clinical Program

Overview • F ormal development programs for Epidiolex in both Dravet syndrome and LGS • FDA Orphan Drug Designations for Epidiolex for both Dravet syndrome and LGS, as well as Fast Track Designation for Dravet syndrome • A company - sponsored IND is open with the FDA • Phase 2/3 Dravet syndrome clinical trial on track to commence this month • An additional Phase 3 Dravet syndrome clinical trial is expected to commence in early 2015 • Two Phase 3 trials in LGS expected to commence in Q1 2015 41

Epidiolex in Dravet Syndrome Clinical Trials Program Part A (n=30) Part B, placebo - controlled – 12 weeks (n = 80) Study 1 Study 2 Phase 3, placebo - controlled - 12 weeks (n = 120 ) DDI Study adult epilepsy patients Long - term extension study Two part study in Dravet syndrome patients on concomitant AEDs Study 4 Additional efficacy and safety study Study 3 open label safety continuation study with optional upwards dose titration and reduction of concomitant AEDs in responders - 12 week placebo - controlled exposure - 3 arms: high dose, low dose, placebo - low dose/high dose regime based on safety results of Part A of first study Drug - drug interaction study Pharmacokinetics of CBD at different doses - dose - ranging short - term safety & tolerability - drug - drug interaction 12 week placebo - controlled evaluation of efficacy and safety 42

3 - 11 days Titration Phase Epidiolex in Dravet Syndrome Part A Trial Design B aseline Observation P eriod Screening Randomization 28 days 21 Days High Cohort 20 mg/kg (n=8) Mid Cohort 10 mg/kg (n=8) Low Cohort 5 mg/kg (n=8) Each dose cohort randomized 4:1 Epidiolex: Placebo 43 Objective: To determine the safety and dose - related pharmacokinetics of cannabidiol 10 days Taper Period End of Part A Treatment Open Label Extension Placebo Cohort (n=6)

Up to 10 days Taper Period Objective: Provide pivotal evidence of safety and efficacy Epidiolex in Dravet Syndrome Part B Trial Design 44 Primary Endpoint: Average % change from baseline in convulsive seizure frequency Randomized 1:1 Placebo ( n=40 ) Epidiolex ( n=40 ) • % change non - convulsive seizures • Change in seizure subtypes • % seizure freedom • Responder rate • Cognition 4 weeks Baseline Observation P eriod Part A Complete 2 weeks Titration Phase Randomization Dose Selection Screening Open Label Extension • Daytime sleepiness scale • Night time sleep disruption • Caregiver Global Impression of Change • Palatability of the drug product • Quality of Life Secondary Endpoints: 12 weeks Treatment Phase

Cannabinoid medicines as the response to the need for polymodal therapies Vincenzo Di Marzo , PhD Director of the Institute of Biomolecular Chemistry, National Research Council of Italy, and Coordinator of the Endocannabinoid Research Group, Naples, Italy Director of Preclinical Research, GW Pharmaceuticals

Plant cannabinoids : the “ post - THC ” era 15 October 2014 • Sesquiterpene analogues • Propyl analogues • Methyl analogues • Acid precursors • O thers • Over 100 phytocannabinoids

International Research Network: GW is a Pioneer in Funding Cannabinoid Research Evaluate the potential for the therapeutic use of phytocannabinoids in human disease

Recent successes of the GW - sponsored consortium GW - sponsored preclinical studies published to date > 80

Some General Considerations on Disease • 1 single ultra - potent “selective” compound - >1 target - >1 disease only seldom works Wrong assumption, a magic bullet may treat one of many relevant targets but this is not enough to affect a disease Instead it may cause homeostatic unbalance in organs in which that target is not malfunctioning, or in those that express off - targets for the compound 15 October 2014 49 • Aethiopathology of multi - factorial diseases Even in the rare case in which diseases are due to the malfunctioning of one gene - one protein, pathological states perturb the homeostasis of several targets, tissues and organs

Revisiting an old Paradigm to Treat Disease 50 3 µM 1 µM 0.3 µM 0.1 µM chemical space for target X i n vitro potency chemical space for target Z chemical space for target Y potent & selective Target area of current drug discovery desirable area for multi - target approach poly - pharm. Adapted from Pang et al. (2012)

Diseases are at the opposite ends of unbalanced physiological "modes" (in a time and organ-dependent manner)


Not enough transmission
MOVEMENT DISORDERS
ALZHIEMERS DISEASE
Not enough cell death
CANCER
PSORIASIS
ACNE
DEFECTIVE WOUND HEALING
IMMUNODEFICIENCIES
Too little immune Response
EPILEPSY
PAIN
Too much cell transmission
NEURODEGENERATION
Too much cell death
ULCERATIVE COLITIS
RHEUMATOID ARTHRITIS
Too much immune Response (inflammation)

UNBALANCED ENERGY CONTROL:
Mitochondrial & Lysosomial activity
Autophagy
mTOR activity

51

Diseases caused by opposite alterations of one gene may cause overlapping behavioral consequences



LOSS OF FUNCTION
Smith–Magenis Syndrome
Papillon-Lefèvre Syndrome
Hypotonia
Mental retardation
Behavioural problems
Autism
Abnormal sleep patterns
Congenital abnormalities
Epilepsy
Obesity
Cardiovascular abnormalities
GAIN OF FUNCTION
Rett Syndrome
MECP2 duplication
Anxiety
Mental retardation
Abnormal breathing
Behavioural problems
Poor motor control
Stereotypies
Autism
Epilepsy
Regression
Microcephaly
Impaired autonomic control
Hypotonia
Progressive spasticity
Recurrent infections
Williams–Beuren Syndrome
7q11.23 duplication
Dysmorphic features
Poor growth
Hypersociability
Cardiovascular and connective tissue abnormalities
Mental retardation
Behavioural problems
Decreased social interactions
Repetitive behaviours
Language deficits
Angelman Syndrome
15q11-q13 duplication
Gait ataxia
Mental retardation and autism or behavioural problems
22q11.2 deletion
22q11.2 duplication
Immuno-deficiency
Epilepsy
Language deficits
Hypotonia
Stereotypies
Poor growth
Hypogonadism
Congenital anomalies
Mental retardation
Behavioural problems
Dysmorphic features
Cardiovascular abnormalities
Pharyngeal features
Hearing loss
Poor growth
Schizophrenia
Prader-Willi Syndrome
15q11-q13 duplication
Childhood obesity
Early hypotonia
Mental retardation
Behavioural problems
Autism
Hypogonadism
Epilepsy
Stereotypies
Poor growth
Microcephaly
Congenital anomales

Adapted from Ramocki et al (2008)

52

Homeostatic perturbations change the system set - point thus making treatment more complicated compensatory state of the system GAIN OF FUNCTION LOSS OF F UNCTION OVER COMPENSATION system activity HIGH ACTIVITY LOW ACTIVITY OPTIMAL FUNCTION OVER COMPENSATION NORMAL changes due to stress/ disease are easily counteracted by compensatory mechanisms permanent loss or gain of function = homeostatic changes to restore output Resulting new steady states lack flexibility = dynamic ability of system to respond is weakened System X System Y INTERVENTION INTERVENTION INTERVENTION

EXCITOTOXICITY Epilepsy as a model disease to investigate the advantages of polymodal medicines Epilepsy Plasticity Inflammation Cell cycle AFFECTED “MODE” Synaptic control Anti - inflammation Cell death control THERAPEUTIC CONTROL Multi - target & Poly - modal treatment MODEL DISEASE

Summary 1: the “ ideal ” pharmacological treatment for multi - factorial disorders • Should be a rationalised “multi - target” drug , or a combination of drugs , possibly designed using models predictive of both efficacy and safety . This clashes with the idea of target - selective drugs • Should be “pro - homeostatic ”, designed to preserve the time - and tissue - specificity of homeostasis and possibly cope with its maladaptive adjustements ( which occur much more rapidly , e.g., in a developing brain). This clashes with the idea of ultra - potent drugs administered no matter when • Should be “multi - modal”, in order to deal with the often concurring inbalance of more physiological “modes” (cell plasticity, cell cycle, immune response, energy control). This may clash with the idea of tissue - selective drugs 15 October 2014 55

Plant cannabinoids : THC and the endocannabinoid system (ECS) O H 3 C H O ( - ) - D 9 - t e t r a h y d r o c a n n a b i n o l ( T H C , o i l ) THC E L L M 472 1 1 360 CB 1 , CB 2 Cannabinoid receptors Endocannabinoids

Endocannabinoids and the regulation of their tissue levels

Endocannabinoids:
1) are produced "<u>on demand</u>"
2) activate cannabinoid CB_1 and CB_2 receptors <u>locally</u>
3) are immediately <u>metabolized</u>

Phospholipid-derived precursors

Endocannabinoids

Degradation products


Phospholipid Remodelling
NAPE-PLD
↑Ca2+
DAG Lipase
Anandamide
Cellular uptake
2-Arachidonoyl-glycerol
Fatty Acid Amide Hydrolase
MAG Lipase

15 October 2014

Endocannabinoid regulation of homeostasis at the cellular , tissue and systemic level

Plant cannabinoids are multi-target

CANNABIDIOL



High
<1µM
Activation
Med
1-10µM
Low
>10µM
5HT1Ac
5HT1Ar
α1Glycine
α1βGlycine
Ca
CB1
CB2
GPR55
PPARγ
TRPA1
TRPM8
TRPV1
TRPV2
δOpioid
µOpioid
Low
>10µM
Med
1-10µM
High
<1µM
Repression

Plant cannabinoids are multi - modal pro - homeostatic compounds 60 Indeed , depending on the molecular mechanism of action , cell type and basal conditions of the cell , cannabinoids can both inhibit and stimulate : 1) mTOR and autophagy 2) mitochondrial function 3) ROS formation Not enough transmission Too much cell transmission Not enough transmission MOVEMENT DISORDERS ALZHIEMERS DISEASE EPILEPSY PAIN DEFECTIVE WOUND HEALING IMMUNODEFICIENCIES CANCER PSORIASIS ACNE NEURODEGENERATION ULCERATIVE COLITIS RHEUMATOID ARTHRITIS CANNABINOIDS

Cannabidiol pharmacological fingerprint “shakes hands” with the aethiopathology of epilepsy 15 October 2014 61 Keppra Valproate Cannabidiol CBD + Keppra CBD + Valproate AETIOPATHOPHYSIOLOGICAL FINGERPRINT POLYPHARMACOLOGICAL FINGERPRINT ACTIVATE TARGET REPRESS TARGET beneficial detrimental

Two is better than one… .. 62 Preclinically : • THC+CBD more effective than THC alone in reducing glioma cell growth in the presence of temozolomide (Salazar et al. 2009) • CBD+CBG more potent than each alone at inhibiting human prostate and breast carcinoma cell growth ( unpublished ) Clinically : • Sativex (THC+CBD) has an improved therapeutic index in clinic: Improved safety profile: less intoxication Better efficacy than pure THC at reducing cancer pain No statistically significant difference between placebo and high THC extract 0 5 10 15 20 25 30 35 40 % of Patients Achieving Response Level >=30 % Response Responder Analysis (ITT) Sativex THC Extract Placebo p=0.024 (Johnson et al, 2010):

Cannabinoids are effective in epilepsy Epilepsy Plasticity Inflammation Cell cycle AFFECTED “MODE” Synaptic control Anti - inflammation Cell death control THERAPEUTIC CONTROL Cannabinoid treatment MODEL DISEASE

If cannabinoids work with epilepsy, then…. Epilepsy plasticity Immune response Cell life cycle Synaptic control Anti - inflammation Control cycle control Schizo . IBD Glioma AFFECTED “MODE” THERAPEUTIC CONTROL CURRENT PIPELINE Autism DMD NHIE FUTURE ORPHAN PIPELINE MODEL DISEASE

Epilepsy and autism are connected through maladaptive alterations of synaptic plasticity

Mutations associated with autism commonly disrupt tonic endocannabinoid signalling (Foldy et al, 2013)

↑ endocannabinoids contribute to rare forms of Autism (e.g. fragile X syndrome) in animal models (Busquets-Garcia et al, 2013, Straiker et al, 2013)

↓ endocannabinoids contribute to
↓ neuronal plasticity controlling learning (Jung et al, 2012)

Non-THC phytocannabinoids can either counteract (via direct or indirect CB_1 antagonism) or enhance (via inhibition of endocannabinoid inactivation) endocannabinoid action, as well as modulate other targets involved in cognition and plasticity (e.g. mTOR)


Enhanced excitability in the developing brain
Disrupted plasticity
Disrupted plasticity
Synaptic plasticity
Synaptic receptors
Signaling molecules
neurotrophins
cognitive deficits
autism
epilepsy
epileptogenesis

Jensen et al (2011)

P lant cannabinoids work in models of neonatal hypoxic - ischemic encephalopathy (NHIE) • Recent novel approaches (NMDA antagonists, Ca 2+ blockers, anticonvulsants, antioxidants, anti - inflammatories etc) have been largely dissapointing Cannabinoids are able to bring many of these features into a single molecule 66 Alvarez et al, 2008 Castillo et al, 2010 Lafuente et al, 2011 Pazos et al, 2012 Pazos et al, 2013 Improvement of brain metabolic profile and EEG Reduction of brain edema Reduction of seizure Reduced oxidative stress Reduced inflammation (TNFα levels) Protects neurones and astrocytes Reducing apoptosis/necrosis Neuro - behavioural, functional and cognitive improvements Cardiac, hemodynamic, and ventilatory benefits CBD Multiple mechanisms (CB 2 , 5HT 1A , adenosine, Ca 2 + )

Why plant cannabinoids may work in Duchenne's muscular dystrophy

- Endocannabinoids negatively control skeletal muscle differentiation via activation of CB_1 receptors (Iannotti et al., PNAS, 2014) at the level of:


1
2
satellite cells
myoblasts
myotubes

- However, CB_1 activation also stimulates myoblast proliferation. Thus, endocannabinoids, depending of "when" and "where" they act, can both inhibit and stimulate muscle formation by affecting cell cycle and plasticity


Plant cannabinoids
May directly or indirectly counteract the effects of CB_1 activation
Counteract inflammatory responses similar to those that in DMD exacerbate the consequences of impaired muscle differentiation
Inhibit endocannabinoid inactivation

67

Conclusions Epilepsy plasticity Immune response Cell life cycle Synaptic control Anti - inflammation Control cycle control Schizo . IBD Glioma AFFECTED “MODE” THERAPEUTIC CONTROL CURRENT PIPELINE Autism DMD NHIE FUTURE ORPHAN PIPELINE Cannabinoid treatment MODEL DISEASE

Pipeline Overview Dr Stephen Wright, R&D Director 69

Role of the Endocannabinoid System (ECS) • ECS is not working through end stage single target pharmacology, but instead is working by restoring balance • Recruitment of endogenous systems that the body uses • Disease occurs at the edge of de - compensation • Opportunity to restore health is only when compensation still in place – use the ECS to recruit physiological tools/mechanisms 70 These properties have guided GW research over the last decade

Cannabinoid Activity in Unbalanced Systems 71 • Excitotoxicity and neuroprotection • Calcium / intracellular ion flows • Underlying inflammatory process • ROS production / scavenging • Anti - convulsive / epileptogenic • Energy management • Neuronal function / plasticity • Immunomodulation • Apoptosis / proliferation / autophagy Physiological Systems I nfluenced by Cannabinoids These mechanisms have directed the GW cannabinoid pipeline

Our Pipeline PHASE 3 IND OPEN, SPA ONGOING PHASE 3 DATA AROUND END 2014 PHASE 2 b TRIAL UNDERWAY PHASE 2 DATA PHASE 2 TRIAL TO COMMENCE H1 2015 PHASE 1b/2a TRIAL UNDERWAY PHASE 2a TRIAL UNDERWAY PHASE 2/3 IND, FAST TRACK, ORPHAN DESIGNATION NEXT STEP: APPLY FOR ORPHAN DESIGNATION Partnered Unpartnered – GW owns global rights ORPHAN DESIGNATION 72

Current Phase 2 Pipeline 1. Schizophrenia

Cannabinoids in Psychosis • The ECS within the CNS is essential for normal mental health • CB 1 modulates release of dopamine / glutamate • eCBs levels negatively correlate with psychotic symptoms • ECS p rotects against underlying pathophysiology ( adaptive process ) • However - THC, psychoactive constituent component of recreational cannabis, which also activates CB 1 , is known to induce psychosis 74 Clear difference between exogenous & endogenous CB 1 activation In patients ↑ CB 1 expression in brain ↑ endocannabinoids ( eCBs ) in blood of untreated patients ↓ eCBs after clinical remission following treatment

Double - blind , 4 Week Clinical Trial (n=42) • as effective as amisulpride in reducing positive symptoms ( Leweke et al, 2012 ) • more effective in reducing negative symptoms ( Leweke et al, 2012) • increases circulating endocannabinoids (protective) ( Leweke et al, 2012 ) Positive Symptoms CBD performed as well as amisulpride PANNS Positive 2 0 - 12 Days on Treatment 0 14 28 CBD amisulpride Negative Symptoms CBD performed better than amisulpride PANNS Negative 2 0 - 12 Days on Treatment 0 14 28 75

GWP42003 Clinical Trials A double - blind, randomised, placebo - controlled, parallel group study of GWP42003 as adjunctive therapy in the first line treatment of schizophrenia or related psychotic disorders. This study is currently recruiting. 1. GWP42003 as an add - on treatment in first - episode psychotic patients showing a poor response to neuroleptics (n=20) 2. The effect of GWP42003 on paranoid cognitions in humans (n=40) 3. Does pre - treatment with GWP42003 ameliorate the symptoms of the high - risk mental state? (n=20) Institute of Psychiatry, London, IIT Programme GW Sponsored Clinical Trial – 78 patients 76

2. Treatment of Ulcerative Colitis

Why Inflammatory Bowel Disease? 78 Dysregulation of the endocannabinoid system in inflammation Evidence for utility of cannabinoids in literature and from collaborations Observations and anecdotal evidence from patient populations regarding the use of cannabis Promising signals of efficacy from GW sponsored inflammatory trials before approval of Sativex

Cannabinoids Show Utility in IBD

Evidence for additive effects of THC and CBD

HYPER-MOTILITY | **PERMEABILITY** | **VISCERAL SENSITIVITY** | **INFLAMMATION**

- **CBD** reduces DNBS induced inflammation
  (Borelli et al, 2009)
- **CBD** restores cytokine induced increased permeability
  (Alhamoruni et al, 2011)
- **CBD** normalized LPS-induced motor disturbances
  (Lin et al, 2011)
- **CBD** reduced iNOS & S100β biopsies of IBD patients
  (De Filippis et al, 2011)
- **Synthetic CB_1 and CB_2 agonists** reduced the abdominal response to TNBS induced colitis
  (Sanson et al, 2006)
- **CBD and THC** normalize hyper-motility
  (Capasso et al, 2008)
- **CBD and THC** restore EDTA induced permeability
  (Alhamoruni et al, 2010)


CONTROL
CROTON OIL
CROTON OIL + CBD
MOTILITY
0
1
2
3
4
5
6
7
8
#
1
2.5
5
10
mg kg-1


Nitrites (nM)
0
100
200
300
400
500
600
#
***
Ctrl
DNBS
DNBS + CBD

• The following effects were observed in a model of DNBS induced colitis : GWP42003 extract Identified as Lead Candidate (contains 4% THC) # Inducible Free Radicals Indicates increased nitric oxide (active colonic inflammation) 80 Pro - and Anti - Inflammatory Cytokines Reduce pro - inflammatory cytokines Restore anti - inflammatory cytokines * *

Phase 2a Ulcerative Colitis Trial Design

Randomised, double-blind, placebo-controlled parallel group, pilot:

- **Indication**
  - Treatment of diarrhoea and rectal bleeding in subjects with ulcerative colitis who have failed to respond to an adequate course of 5-ASA



V1
V2
V3
V4
V5
V6
SCREENING
TREATMENT
n=30
Dose Escalation Period (2 weeks)
n=30
GWP42003
150mg – 250mg (BD)
Placebo
END OF STUDY
FOLLOW UP
Screen
2 Weeks
Maintenance (8 Weeks)

- **Primary Endpoint**
  - Remission quantified as a MAYO score of 2 or less after 10 weeks treatment
- **Secondary Endpoints**
  - Endoscopic appearance (MAYO), inflammatory markers, IBDQ, PGAS, SGIC, pain/stool frequency/rectal bleeding NRS, safety and tolerability

81

Patient Population • All patients had failed to go into remission despite first line treatment with salicylates (and immunomodulators in some patients) • Mean age 44 years (range 19 to 72 years) • Mean duration of ulcerative colitis of 9 years (up to 42 years) • Baseline Mayo score of 7.2 (range 4 - 10) • Dose titration of GWP42003 extract capsules starting at 50mg daily increasing to 500 mg daily over 10 days. • Significance level set at p=0.1 • Of 29 patients randomised to GWP42003, 12 withdrew early due to THC - like adverse effects: thus the results of the protocol compliant population are especially relevant. 82

Primary End Point – Induction of Remission 83 Intent to Treat Per Protocol 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% GWP42003 Placebo 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% GWP42003 Placebo 30% N=29 N=31 N=17 N=27 Failed to remit Remission with GWP42003 Remission with placebo n.s.s . n.s.s . 41%

Subject Global Impression of Change 84 Intent to Treat Per Protocol GWP42003 Placebo better no change worse 80% 10% 10% 93% 6% 55% 26% 19% 60% 26% 15% P=0.003 P=0.03

Inflammatory Bowel Disease Questionnaire 85 0 20 40 60 80 100 120 140 160 180 200 GWP42003 Placebo p er p rotocol N=17 N=27 baseline Treated with GWP42003 Treated with placebo P=0.06

Physician Assessment of Disease 86 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Before After Before After 0 0.2 0.4 0.6 0.8 1 1.2 1.4 1.6 1.8 2 gwp42004 placebo Impression of Severity (per protocol) Global Assessment of Illness Severity (per protocol) normal mild moderate severe GWP42003 Placebo Severity at baseline Severity with GWP42003 Severity with placebo GWP42003 Placebo p = 0.0686

Safety • No Serious Adverse Events on GWP42003 Cf 4 SAEs on placebo (2 flare - ups of UC, chest pain and pregnancy) • No deaths on the study • 100% of patients on GWP42003 had non - serious AES Compared with 70% on placebo Most common AEs were dizziness (41%): somnolence (34%); disturbance in attention (17%); disorientation (14%) 90% were mild or moderate • 13 patients withdrew from treatment early on active treatment Before 4 weeks of exposure 87

Conclusions • The study provides good evidence of efficacy in patients who were able to tolerate the treatment • The high rate of early withdrawals due to adverse events on active treatment is likely to be due to over - aggressive dose titration and an excess of THC - related issues • This relatively poor tolerability can be overcome with reduction of the THC content and manipulation of the dose titration regimen. “ There is a substantial unmet need for an effective treatment in patients with mild to moderate UC who have failed to enter remission following first line therapy or relapse whilst taking maintenance therapy. In particular, both physicians and patients recognise the importance of avoiding steroids due to their side effect profile. These results provide promising evidence that GWP42003 may produce clinically relevant improvement in the severity of ulcerative colitis compared with placebo, in patients who complete a course of treatment.” Dr Peter Irving, Guy’s Hospital, London, Chief Investigator 88

3. Glioma Multiforme

Rationale for Cannabinoids in Oncology The Endocannabinoid System (CB receptors, TRP channels etc.) experiences changes in expression 90 ECS cannabinoids Life Cycle differentiation/ cell cycle/proliferation Kogan et al, 2005 Aguado et al, 2007 Sarfaraz et al, 2006, 2008 Marcu et al, 2010, McAllister et al, 2011, Aviello et al, 2012 Solinas et al, 2013 invasion/adhesion/ metastases Spread Vaccani et al 2005 McAllister et al, 2007 Blázquez et al, 2008 McAllister et al, 2010 Farsandaj et al 2012 Ramer et al, 2012 Solinas et al, 2013 Nutrition angiogenesis/ hypoxia Casanova et al, 2003 Portella et al, 2003 Preet et al, 2003 Blázquez et al 2003, 2004, 2006 Solinas et al, 2012 Ramer et al, 2014 Cell Death Sánchez et al, 1998 Maccarrone et al, 2000 Guzman et al, 2003 Sarfaraz et al, 2008 Torres et al, 2011 Rimmerman et al, 2013 De Petrocellis et al, 2013 Apoptosis/necrosis/ autophagy A wealth of existing evidence within the literature regarding the anti cancer activity of cannabinoids GW engaged the majority of these researchers and established collaborations that still exist today

THC + CBD + TMZ in Different Xenograft Cell Lines (in vivo) CBD + THC + TMZ was as potent as THC + TMZ at 50% of the dose of THC THC + CBD + TMZ was as potent as THC + TMZ at 25% of the dose of THC 0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 VEH 0 2 4 6 8 10 12 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 VEH Tumor volume ( fold from day 1) Days Days U87 MG astrocytoma cells T98G astrocytoma cells THC and TMZ sensitive THC and TMZ resistant 0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 VEH TMZ 5 THC 15 SATIVEX BDS 15 0 2 4 6 8 10 12 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 VEH SAT BDS 15 THC 15 TMZ 5 0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 VEH TMZ 5 THC 15 SATIVEX BDS 15 SAT BDS 15 + TMZ 5 THC 15 + TMZ 5 0 2 4 6 8 10 12 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 VEH SAT BDS 15 THC 15 TMZ 5 CBD 3.7 + THC 3.7 + TMZ 5 SAT BDS 15 + TMZ 5 THC 15 + TMZ 5 concentrations are in [mg/kg] concentrations are in [mg/kg] Guzman and Velasco 2009 – unpublished data 91

Glioma: Cannabinoids (THC + CBD) are Effective as an Oral Treatment vehicle THC:CBD TMZ TMZ+THC:CBD 20 25 30 35 40 45 0 20 40 60 80 100 % Survival Days • Oral route of administration is as effective as peri - tumoral administration • Effect of tumour regression can be correlated with cannabinoid concentration at site of action • Inhibition of tumor growth is associated with increased survival 92

Phase Ib /2a Study Design 365 DAYS 14 DAYS 28 DAYS Open Label Phase (N=6) Randomisation Phase (N=20) Eligibility Period Open - Label Phase: Two cohorts of three patients each will receive Sativex® and DIT. Cohort 2 starts after visit 5 for Cohort 1 is complete & treatment deemed safe Stable TMZ + Sativex ® ( n=10) Stable TMZ + Placebo (n=10) SCREENING IMP TITRATION END OF TREATMENT EXTENSION STUDY 365 DAYS Stable TMZ + Sativex ® (n=6) During Treatment Period: Visits 3 - 7 every 14 days Visit 7 - 17 every 28 days Randomisation Phase : 20 eligible patients will be randomised to receive Investigational Medicinal Product (IMP) as either Sativex® or placebo using a 1:1 allocation ratio 93

4. Diabetes mellitus 15 October 2014 94

GWP42004 Effective in Diabetic Models • GWP42004 protects islet function: rodent diabetes model ( not seen with typical CB 1 antagonists) GWP42004 Sacrificed at week 6 Normal Vehicle GWP42004 Vehicle Sacrificed at week 6 Normal Sacrificed at week 0 Beta cell protection ( db/db mouse) Time (minutes) 5 35 -30 0 60 180 [glucose] blood (mmol.l - 1 ) OGTT ( ob / ob mouse) 0 2400 0 23000 Plasma Insulin ( DIO mouse) HOMA ( DIO mouse) * * * * 5 11 -30 0 60 180 [glucose] blood (mmol.l - 1 ) Time (minutes) [insulin] plasma (pmol.l - 1 ) OGTT (DIO mouse) 12.5 mg.kg - 1 2.5 mg.kg - 1 0.3 mg.kg - 1 control

-5 -4 -3 -2 -1 0 1 2 3 4 -1.2 -1 -0.8 -0.6 -0.4 -0.2 0 0.2 0.4 Exploratory Phase 2A Study Key Findings Change from Baseline in Fasting Glucose ( mmol /L) Placebo 5mg 42004 Mean Change from Baseline ( mmol /L) p = 0.0407 96 Change from Baseline in Mean serum IL - 6 Levels ( ng /mL) p = 0.0764 Mean Change from Baseline (ng/mL) Placebo 5mg 42004 • Other key findings: ↑ circulating adiponectin ( p=0.0024) ↓ systolic blood pressure ( p=0.099 ) ↑ insulin sensitivity ↓ serum C - Reactive Protein

Safety Follow up GWP42004 2mg: n = 50 RANDOMISATION END OF TREATMENT END OF STUDY SCREENING 1 Week 12 Weeks 1 week GWP42004 5mg: n = 50 GWP42004 15mg: n = 50 Placebo : n = 50 Visit 3 Visit 2 Visit 5 Visit 1 Visit 4 Baseline Phase 2 Dose Ranging Trial : Study Design

Phase II, Dose - ranging RCT Placebo 2mg GWP42004 5mg GWP42004 15mg GWP42004 ( all twice daily) Primary: • To evaluate the efficacy of 2, 5 and 15 mg twice daily of GWP42004 compared with placebo by assessing the impact of treatment on glycaemic control in the treatment of participants with Type 2 diabetes Secondary: • Other measures of glycaemic control • Measures of insulin sensitivity • Measures of beta cell function • Body weight • Body Mass Index (BMI ) Trial length: • 14 week (1 week baseline, 12 week treatment, 1 week follow - up ) Patient number : 200 98 • Lipid parameters • A marker of inflammation • Cardiovascular parameters • Health economics • Limited pk

GWP42006 (CBDV) Epilepsy 15 October 2014 99

Progress to date • Pre - clinical profile shows a broad spectrum of anti - seizure activity Different profile from Epidiolex® • Pre - clinical pharmacology and toxicology shows a benign toxicology profile • Phase 1 single rising dose and multiple dose oral and IV pharmacokinetics study completed Pk defined Safety very good up to 800 mg daily dose in multiple dosing • Phase 2a proof of concept study planned Dose ranging Efficacy and safety Partial onset seizures in adults Target start date H1 2015 100

Sativex 15 October 2014 101

Sativex in Advanced Cancer Pain Overview • Add - on treatment of persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy ▪ 420k patients in the U.S. • Substantial body of positive Phase 2 data ▪ Phase 2a study (n=177) published - Journal of Pain & Symptom Management ▪ Phase 2b study (n=360) published - Journal of Pain ▪ Long term extension study published - Journal of Pain & Symptom Management • Phase 3 trials employ same key features as Phase 2b ▪ Patient population / 5 - week treatment duration / Endpoint: 0 - 10 Pain NRS • First two identical Phase 3 trials intended to form basis of NDA – initial top - line data expected towards end of 2014 ▪ n = 380 per trial • Third Phase 3 trial also underway – not intended to be required for NDA • All cancer pain trials and other U.S. - targeted studies funded by Otsuka 102

n =120 n =120 n =120 Advanced Cancer Pain: Phase 2b Dose Ranging Study (n=360) 35 DAYS 5 - 14 DAYS 14 DAYS Opioid + Sativex or Placebo 1 - 4 sprays / day SCREENING RANDOMISATION END OF TREATMENT 5 - 14 days to obtain 3 day baseline period Sativex Placebo Opioid + Sativex or Placebo 6 - 10 sprays / day Sativex Opioid + Sativex or Placebo 11 - 16 sprays / day Sativex Pain scored daily using 0 - 10 NRS: Efficacy analysis compares pain at end of study vs. baseline FOLLOW UP VISIT Placebo Placebo 103 n=90 n=30 n=90 n=30 n=90 n=30

Phase 2b Combined Low & Mid Dose Groups, ITT Cumulative Proportion of Responders Analysis * 3 - 10 sprays single dose group employed in the phase 3 studies * 104 Percent of Patients Improved Percent Improvement in Pain from Baseline

Phase 2a, ITT Cumulative Proportion of Responders Analysis (n=60) (n=59) 105 Percent of Patients Improved Percent Improvement in Pain from Baseline

n=190 Two Core Phase 3 Trials: Trial Design (n=380) 35 DAYS 5 - 14 DAYS 14 DAYS Opioid + Sativex 3 - 10 sprays/day Opioid + Placebo 3 - 10 sprays/day SCREENING RANDOMISATION END OF TREATMENT EXTENSION STUDY Primary Efficacy Analysis Key Secondary Endpoints 5 - 14 days to obtain 3 day baseline period • Change in Pain 0 - 10 NRS: • Cumulative Proportion of Responders Analysis • Sleep disturbance, Opioid consumption, Constipation n=190 106 Top - line results from first trial expected around year - end

Sativex in MS Spasticity: Positive Phase 3 Data (Novotna et al, 2011)

Phase A (n=572) — 4-week Sativex Single Blind

Phase B (n=241) — 12-week Double Blind Randomised Period

- Positive primary endpoint (p=0.0002)
- Range of positive secondary endpoints
  - Sleep (p<0.0001)
  - Spasm (p=0.0046)
  - Responder analysis (p=0.0003)
  - Physician GIC (p=0.005)
  - Carer GIC (p=0.005)
  - Patient GIC (p=0.023)
  - Barthel ADL Index (p=0.007)



Deterioration in spasticity NRS score
0.8
0.6
0.4
0.2
0
-0.2
-0.4
p = 0.0002
Placebo
Sativex
0
1
2
3
4
5
6
7
8
9
10
11
12
LOCF
Weeks

- Positive results in randomised withdrawal study (p=0.013)
  - Significant evidence of long term efficacy

107

ECTRIMS 2013 Congress Sativex in MS Spasticity Overview • Approved in 27 countries ( principally in EU) • Indication: Treatment of MS spasticity in patients who have failed to respond to other anti - spasticity medication • Phase 3 IND opened with FDA • SPA process ongoing for single additional Phase 3 trial Subject to SPA, Phase 3 trial expected to commence in 2015 • High unmet need >400,000 MS patients in the US - 80% affected by spasticity Current oral treatments afford only partial relief with unpleasant side effects 108

Sativex in Cerebral Palsy • Trial underway to evaluate Sativex in children (8 to 18 years) with spasticity due to cerebral palsy or traumatic central nervous system injury who have not responded adequately to their existing anti - spasticity medications • 72 children to be recruited into parallel group randomised, double - blind, placebo - controlled study followed by a 24 - week open label extension phase • Offers prospect of future extension of the anti - spasticity indication into the pediatric population 109

0.00 0.50 1.00 1.50 2.00 2.50 3.00 Sativex Placebo 0.0 0.5 1.0 1.5 2.0 Sativex Placebo Sativex in Neuropathic Pain Phase 2 Data and Preclinical Promise Neuropathic Pain in Multiple Sclerosis Peripheral Neuropathic Pain p=0.004* p =0.005* Reduction Pain NRS score from Baseline Improvement in NRS Pain Score Spared Nerve Injury (SNI) Mouse Model Positive Clinical Primary End Points Preclinical models Mechanical Withdrawal Threshhold (g) Thermal Withdrawl Latency (s)

Emerging Pipeline 15 October 2014 111

Same Rationale for CBs in Behavioural Encephalopathies / Neuroprotection 112 Cannabinoids Modulation of the ECS Anti - inflammation Neuronal Plasticity Mitochondrial protection Social behaviour endocannabinoid levels are altered in autism Reverse inflammation associated with excitotoxicity & ischemia Ameliorate unwanted effects on plasticity controlling learning Prevent processes leading to deficient social behaviour Degenerative neuromuscular diseases

Epilepsy = Model CB Responsive Disease Neurotoxicity with behavioural complications Neural plasticity Inflammatory response Neurotoxicity Synaptic control Anti - inflammation Control cell survival Cannabinoid treatment AFFECTED SYSTEM THERAPEUTIC CONTROL MODEL DISEASE THE ECS HAS A FUNDAMENTAL ROLE IN EACH OF THESE SYSTEMS

The spectrum of cannabinoid pharmacology Neurotoxicity with behavioral complications Neural plasticity Inflammatory response Neurotoxicity Synaptic control Anti - inflammation Control cell survival Cannabinoid treatment Schizo - phrenia IBD Glioma AFFECTED SYSTEM THERAPEUTIC CONTROL CURRENT PIPELINE Autism DMD/ALS NHIE FUTURE ORPHAN PIPELINE MODEL DISEASE

Concluding Remarks Dr Geoffrey W Guy, Chairman & Founder October 2014

GW…The Story So Far • Over 16 years we have created a unique platform dedicated to advancing cannabinoid science Discovery of novel cannabinoid pharmacology Validated through extensive body controlled clinical trials Track record of regulatory success In - house expertise across R&D and manufacture Intellectual property portfolio, which includes 52 patent families • GW has fostered a global network of world leading scientists and institutions • GW developed and commercialized the world’s first plant - derived cannabinoid prescription drug, Sativex • Our most advanced products (Sativex and Epidiolex ) have an historic basis for empirical development; GW’s emerging pipeline arises from proprietary science 116

Emerging Pipeline – Scientific Foundation • Systems - based approach • Endocannabinoid system provides fundamental autoregulatory homeostatic mechanisms • Protection and maintenance of neurological function Compensating perturbation – pathological phenotype Neural plasticity • Epilepsy and inflammatory encephalopathic spectrum of co - morbidities is pathognomonic for phytocannabinoid intervention 117

Future Directions • Intellectual development • Cognitive impairment Executive function Visual/verbal/episodic memory Semantic memory • Sleep • Behaviour • Language • Attention/vigilance • Neuropsychiatric conditions • Neurological dysfunction • Expansion into non - CNS disease 118 GW: World leaders in prescription cannabinoid medicines